QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 5)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TRIBUNE COMPANY
(Name of Subject Company (Issuer))

TRIBUNE COMPANY
(Issuer)

Common Stock, Par Value $0.01 Per Share
(including the associated Preferred Share Purchase Rights)
(Title of Class of Securities)

896047 10 7
(CUSIP Number of Class of Securities)

Crane H. Kenney
Senior Vice President,
General Counsel and Secretary
Tribune Company
435 North Michigan Avenue
Chicago, Illinois 60611
(321) 222-9100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Persons)

With a copy to:

Edward D. Ricchiuto
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019
(212) 839-5859
Fax (212) 839-5599

CALCULATION OF FILING FEE

Transaction Valuation* $1,722,500,000.00	Amount of Filing Fee** $184,308.00

        *      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 53,000,000 shares of common stock at the maximum tender offer price of $32.50 per share.

        **    The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $107.00 per million of the value of the transaction.

        ☒    Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $184,308.00	Filing Party: Tribune Company
Form or Registration No.: Schedule TO	Date Filed: May 30, 2006

        ☐     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transaction to which the statement relates:

        ☐     third party tender offer subject to Rule 14d-1.

        ☒    issuer tender offer subject to Rule 13e-4.

        ☐     going private transaction subject to Rule 13e-3.

        ☐     amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

        This Amendment No. 5 ("Amendment No. 5") amends and supplements Amendment No. 4 filed with the Securities and Exchange Commission on June 16, 2006, Amendment No. 3 filed with the Securities and Exchange Commission on June 8, 2006, Amendment No. 2 filed with the Securities and Exchange Commission on June 6, 2006, Amendment No. 1 filed with the Securities and Exchange Commission on May 31, 2006 and the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed by Tribune Company, a Delaware corporation (the "Company"), on May 30, 2006, to purchase up to 53 million shares of its common stock, par value $0.01 per share, including the associated preferred share purchase rights (the "rights") issued under the Rights Agreement, dated as of December 12, 1997, between the Company and Computershare Trust Company, N.A. (as successor to First Chicago Trust Company of New York), as Rights Agent, at a price not greater than $32.50 nor less than $28.00 per share, net to the seller in cash, less any applicable witholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 30, 2006 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any supplements or amendments thereto, collectively constitute the "Tender Offer").

        The information in the Tender Offer, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 7.    Source and Amount of Funds or Other Consideration.

        Item 7 of the Schedule TO is hereby amended and supplemented as follows:

        On June 19, 2006, the Company entered into a Credit Agreement (the "Credit Agreement"), attached as Exhibit (b)(3) hereto, by and among the Company, as borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, JPMorgan Chase Bank, N.A., as documentation agent and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners. The following is a summary of the material terms and conditions in the Credit Agreement and the Bridge Credit Agreement (as defined below). We urge you to read the Credit Agreement and the Bridge Credit Agreement carefully and in their entirety.

        The Credit Agreement consists of a $750,000,000 5-year unsecured revolving credit facility and a $1,500,000,000 5-year unsecured term loan facility, of which $250,000,000 will be available as a delayed draw term loan facility. The revolving facility will include a letter of credit subfacility in an amount up to $100,000,000 and a swing line subfacility in an amount up to $100,000,000. The Credit Agreement also provides for additional, incremental revolving credit or term loan facilities in an aggregate principal amount of up to an additional $500,000,000. Funding under the Credit Agreement is subject to conditions customary for financing transactions of this nature.

        In general, borrowings under the Credit Agreement will bear interest at one of two floating rates selected by us, which are either (i) a base rate equal to the higher of a reference prime rate or one-half of one percent per annum above the federal funds rate, plus a spread ranging from 0.000% to 0.250%; or (ii) a reference eurodollar rate, adjusted for statutory reserves, plus a spread ranging from 0.350% to 1.250%. The applicable spread will be determined on the basis of our debt ratings by S&P and Moody's from time to time in effect, which ratings will also be used in determining the facility fee which may range from 0.070% to 0.250% of the aggregate unused commitments and in determining the letter of credit subfacility fee which may range from 0.35% to 1.250% of the average daily aggregate available amount of all letters of credit, respectively. The effective interest rate of the initial borrowings pursuant to the Credit Agreement is expected to be approximately the eurodollar rate, adjusted for statutory reserves, plus 0.075%. In addition, the facilities are subject to administrative agent and lead arrangers' fees as agreed between the parties.

        The revolving credit facility and the term loan facility under the Credit Agreement will mature on June 20, 2011. We may prepay loans at any time without premium or penalty (except eurodollar breakage fees, if any).

        The representations, affirmative and negative covenants and events of default in the Credit Agreement are customary for financing transactions of this nature. The financial covenants in the Credit Agreement require that we maintain (i) a ratio of consolidated EBITDA to total consolidated interest expense of at least 2.50:1.00 and

(ii) a ratio of consolidated debt for borrowed money to consolidated EBITDA of no greater than 5.50 to 1.00 (with step-downs in future periods).

        We have also entered into a 364-Day Bridge Credit Agreement (the "Bridge Credit Agreement"), dated as of June 19, 2006, attached as Exhibit (b)(4) hereto, which facility provides a $2,150,000,000 term loan commitment to us from the same initial lenders as are party to the Credit Agreement. The Bridge Credit Agreement contains substantially the same terms as those under the Credit Agreement with the exception that the Company will be required to make a mandatory prepayment in an aggregate amount equal to 100% of any proceeds received by (a) the Company from the incurrence of any debt for borrowed money (other than debt under the Credit Agreement and the Bridge Credit Agreement) and (b) the Company and its subsidiaries from the sale of certain equity interests.

        We intend to use the borrowings under the term loan facility under the Credit Agreement and the Bridge Credit Agreement to finance the consummation of the Tender Offer and the purchase of shares pursuant to the Purchase Agreements, to refinance certain indebtedness and to pay fees and expenses incurred in connection with the Tender Offer and the Credit Agreement and the Bridge Credit Agreement. Additionally, we expect to use the proceeds to provide ongoing working capital (which may include the funding of future acquisitions) and for other general corporate purposes.

        As a result of the foregoing, the Financing Condition has been deemed by us satisfied.

Item 12. Exhibits.

        Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(b)(3)	Credit Agreement by and among Tribune Company, as borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, JPMorgan Chase Bank, N.A., as documentation agent and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners.
(b)(4)
Bridge Credit Agreement by and among Tribune Company, as borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, JPMorgan Chase Bank, N.A., as documentation agent and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 19, 2006	TRIBUNE COMPANY
	By:	/s/ CRANE H. KENNEY
		Name:	Crane H. Kenney
		Title:	Senior Vice President, General Counsel and Secretary

Exhibit Index

(a)(1)(A)*	Offer to Purchase, dated May 30, 2006.
(a)(1)(B)*	Letter of Transmittal including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(C)*	Notice of Guaranteed Delivery.
(a)(1)(D)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(E)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated May 30, 2006.
(a)(1)(F)	Press Release, dated May 30, 2006, incorporated by reference from Exhibit 99.1 to our Current Report on Form 8-K, dated May 30, 2006.
(a)(1)(G)*	Form of Summary Advertisement, dated May 30, 2006.
(a)(1)(H)*	Form of Letter From Tribune Company to Participants in the Tribune Company Employee Stock Purchase Plan, dated May 30, 2006.
(a)(1)(I)*	Form of Letter From Tribune Company to Participants in its Retirement Plans, dated May 30, 2006.
(a)(1)(J)*	Transcript of Conference Call on May 30, 2006.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)(A)**	Tribune Company Answers to Frequently Asked Questions on Major Share Repurchase, Financing and Plans to Improve Company Performance, made available to employees May 30, 2006.
(a)(5)(B)***	Employee Benefits Question and Answer Guide, Stock Repurchase Program—June 2006, made available on June 8, 2006.
(a)(5)(C)***	Press Release, dated June 8, 2006.
(a)(5)(D)****	Press Release, dated June 14, 2006.
(a)(5)(E)****	Letter from William A. Osborn, Enrique Hernandez, Jr., Betsy D. Holden, Robert S. Morrison, J. Christopher Reyes, Dudley S. Taft and Miles D. White to Chandler Trust No. 1 and Chandler Trust No. 2, dated June 15, 2006.
(b)*	Credit Facilities Commitment Letter between Tribune Company, Merrill Lynch Capital Corporation and Citigroup Global Markets Inc., dated May 26, 2006.
(b)(2)***	Amended and Restated Credit Facilities Commitment Letter among Merrill Lynch Capital Corporation, Citigroup Global Markets Inc. and J.P. Morgan Securities Inc., dated June 6, 2006.
(b)(3)*****	Credit Agreement by and among Tribune Company, as borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, JPMorgan Chase Bank, N.A., as documentation agent and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners.
(b)(4)*****	Bridge Credit Agreement by and among Tribune Company, as borrower, the lenders party thereto, Citicorp North America, Inc., as administrative agent, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as syndication agent, JPMorgan Chase Bank, N.A., as documentation agent and Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities Inc., as joint lead arrangers and joint bookrunners.
(d)(1)*	Stock Purchase Agreement between Tribune Company and Robert R. McCormick Tribune Foundation, dated May 26, 2006.
(d)(2)*	Stock Purchase Agreement between Tribune Company and the Cantigny Foundation, dated May 26, 2006.
(d)(3)	Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, dated as of December 12, 1997, incorporated by reference from Exhibit 4.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 1 to Current Report on Form 8-K dated December 12, 1997.

(d)(4)	Amendment No. 1, dated as of June 12, 2000, to the Rights Agreement between Tribune Company and First Chicago Trust Company of New York, as Rights Agent, incorporated by reference from Exhibit 4.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 4.1 to Current Report on Form 8-K dated June 12, 2000.
(d)(5)	Tribune Company Supplemental Retirement Plan, as amended and restated January 1, 1989, incorporated by reference from Exhibit 10.1 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6 to Annual Report on Form 10-K as filed March 23, 1989.
(d)(6)	First Amendment to Tribune Company Supplemental Retirement Plan, effective January 1, 1994, incorporated by reference from Exhibit 10.1a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4b to Annual Report on Form 10-K as filed March 23, 1994.
(d)(7)	Second Amendment to Tribune Company Supplemental Retirement Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.1b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2b to Annual Report on Form 10-K as filed March 27, 2001.
(d)(8)	Tribune Company Directors' Deferred Compensation Plan, as amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.2 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.2 to Current Report on Form 8-K dated December 22, 2005.
(d)(9)	The Times Mirror Company Deferred Compensation Plan for Non-Employee Directors, incorporated by reference from Exhibit 10.3 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.7 to The Times Mirror Company's Annual Report on Form 10-K as filed March 29, 1995.
(d)(10)	Tribune Company Bonus Deferral Plan, as amended and restated as of January 1, 2005, incorporated by reference from Exhibit 10.4 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.3 to Current Report on Form 8-K dated December 22, 2005.
(d)(11)	Tribune Company 1992 Long-Term Incentive Plan, effective as of April 29, 1992, as amended April 19, 1994, incorporated by reference from Exhibit 10.5 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.11 to Annual Report on Form 10-K as filed March 22, 1995.
(d)(12)	First Amendment to Tribune Company 1992 Long-Term Incentive Plan, effective October 24, 2000, incorporated by reference from Exhibit 10.5a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.6a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(13)	Tribune Company Executive Financial Counseling Plan, effective October 19, 1988, as amended January 1, 1994, incorporated by reference from Exhibit 10.6 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.13 to Annual Report on Form 10-K as filed March 23, 1994.
(d)(14)	Tribune Company Transitional Compensation Plan for Executive Employees, amended and restated effective as of January 1, 2005, incorporated by reference from Exhibit 10.7 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated December 22, 2005.

(d)(15)	Tribune Company Supplemental Defined Contribution Plan, as amended and effective as of January 1, 2004, incorporated by reference from Exhibit 10.8 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8 to Annual Report on Form 10-K as filed March 4, 2005.
(d)(16)	Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10 to Annual Report on Form 10-K as filed March 16, 2000.
(d)(17)	First Amendment to Tribune Company Employee Stock Purchase Plan, as amended and restated July 27, 1999, incorporated by reference from Exhibit 10.9a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.10a to Quarterly Report on Form 10-Q for the quarter ended September 24, 2000.
(d)(18)	Second Amendment to Tribune Company Employee Stock Purchase Plan, effective as of May 7, 2002, incorporated by reference from Exhibit 10.9b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.8b to Annual Report on Form 10-K as filed March 12, 2003.
(d)(19)	Tribune Company 1995 Nonemployee Director Stock Option Plan, as amended and restated effective December 9, 2003, incorporated by reference from Exhibit 10.10 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.9 to Annual Report on Form 10-K as filed February 27, 2004.
(d)(20)	Tribune Company 1996 Nonemployee Director Stock Compensation Plan, as amended and restated effective January 1, 2005, incorporated by reference from Exhibit 10.11 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to Current Report of Form 8-K dated December 22, 2005.
(d)(21)	Tribune Company Incentive Compensation Plan, as amended and restated effective May 12, 2004, incorporated by reference from Exhibit 10.12 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Quarterly Report on Form 10-Q for the quarter ended June 27, 2004.
(d)(22)	Form of Notice of Grant and Stock Option Term Sheet, incorporated by reference from Exhibit 10.12a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 11, 2005.
(d)(23)	Form of Restricted Stock Unit Award Notice, incorporated by reference from Exhibit 10.12b of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to Current Report on Form 8-K dated February 21, 2006.
(d)(24)	The Times Mirror Company 1997 Directors Stock Option Plan, incorporated by reference from Exhibit 10.13 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.15 to The Times Mirror Company's Annual Report on Form 10-K as filed March 18, 1997.
(d)(25)	Limited Liability Company Agreement of TMCT, LLC, dated August 8, 1997, incorporated by reference from Exhibit 10.14 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K dated August 8, 1997.

(d)(26)	Lease Agreement between TMCT, LLC and Times Mirror, dated August 8, 1997, incorporated by reference from Exhibit 10.15 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.4 to The Times Mirror Company's Current Report on Form 8-K dated August 8, 1997.
(d)(27)	Amended and Restated Limited Liability Company Agreement of TMCT II, LLC, dated September 3, 1999, incorporated by reference from Exhibit 10.16 of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.1 to The Times Mirror Company's Current Report on Form 8-K dated September 3, 1999.
(d)(28)	First Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 14, 2000, incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.17a to Annual Report on Form 10-K as filed March 27, 2001.
(d)(29)	Second Amendment to Amended and Restated Limited Liability Agreement of TMCT II, LLC, dated as of August 1, 2002 incorporated by reference from Exhibit 10.16a of the Company's Form 10-K for the fiscal year ended December 25, 2005, as filed with the Securities and Exchange Commission on February 28, 2006, incorporating by reference from Exhibit 10.14b to Annual Report on Form 10-K as filed March 12, 2003.
(g)	Not Applicable.
(h)	Not Applicable.

*
Previously filed on Schedule TO on May 30, 2006.

**
Previously filed on Amendment No. 1 to Schedule TO on May 31, 2006.

***
Previously filed on Amendment No. 3 to Schedule TO on June 8, 2006.

****
Previously filed on Amendment No. 4 to Schedule TO on June 16, 2006.

*****
Filed herewith.

QuickLinks

INTRODUCTION
  Item 7. Source and Amount of Funds or Other Consideration.
  Item 12. Exhibits.
SIGNATURE
Exhibit Index